Mail Stop 3561

January 25, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Denis McGlynn
Chief Executive Officer
Dover Motorsports Inc.
1131 North Dupont Highway
Dover, Delaware 19903

        Re: Dover Motorsports Inc.
                Form 10-K for the year ended December 31, 2008
                Filed March 6, 2009
                File No. 1-11929

Dear Mr. McGlynn:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief

Via Fax: Timothy R. Horne, CFO
        (302) 857-3253